Via Facsimile and U.S. Mail
Mail Stop 6010

May 23, 2007

Mr. Walter C. Herlihy
Chief Executive Officer and President
Repligen Corporation
41 Seyon Street
Building 1, Suite 100
Waltham, MA   02453

**Re:     Repligen Corporation**
**Form 10-K for Fiscal Year Ended March 31, 2006**
**File No. 0-14656**

Dear Mr. Herlihy:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,


James Atkinson
Branch Chief